Exhibit 3

Article II

1. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The authorized number of directors constituting the whole board shall be six (6). Commencing with the 2025 Annual Meeting, Class I shall consist of two (2) directors, Class II shall consist of three (3) directors and Class III shall consist of one (1) director.